hey there are you planning for an
upcoming event my name is Joe Samar I am
the founder of yester rentals the best
company for your party needs let me show
you a brief summary of what we do
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yes sir
so recommend omotola sing sing sanna
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if you want to have the perfect party
without dealing with too much stress no
curfews and don't really have to fees
you can turn your backyard into an
amazing party event by giving us a call
at eight three three seven two seven
eight nine six nine or visiting our
website at Fiesta rentals NY.com
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we chose fiesta rentals because they
supported our local community we were
committing a PTA event and they made
some great donations two years in a row
they were able to give us a tent for one
of our biggest events about biggest
fundraisers and they donate their
services so we decided to use them for
our own party that we had at the house
they came they were very professional
set up the tent just when they said they
would it looks beautiful and I would
recommend it to anyone that has any kind
of party need whatsoever
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Bnei Noach estamos con el equipo de
fiesta rental in contra moses compañía
hace aproximadamente una yatras el el
trabajo de es un trabajo stupendo
excelente
Nosa serbia nosotros familia me para
ocasion a muy muy especial hace que yo
se lo recomienda toda mi familia amigos
que prevent fiestas
 let me guess
you're thinking about the mess after the
party I'll tell you something you don't
have to worry because Fiesta rentals
will take care of everything before and
after the party we do all the setup we
do all the breakdown and cleanup you can
sit back and relax and actually enjoy
your party if you would like to make
your reservation please give us a call
at eight three three seven two seven
eight nine six nine or visit fiestas

rentals and why.com to check our heated
ten package deals thanks for watching
and as always if you found this helpful
and you know somebody that is planning
for an upcoming event please feel free
to share this with them thank you